UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: October 23, 2025
ARRIVED HOMES 5, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	99-3997278
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1700 Westlake Ave North, Suite 200 Seattle, WA 98109
(Full mailing address of principal executive offices)
(814)-277-4833
(Issuer’s telephone number)

www.arrived.com
(Issuer’s website)

Arrived Series Clark; Arrived Series Lois; Arrived Series Goldfinger; Arrived Series Sambino; Arrived Series Pumpkin; Arrived Series Troncos; Arrived Series Alex; Arrived Series Liam; Arrived Series Lenka; Arrived Series Camphor; Arrived Series Sinalda; Arrived Series Adler; Arrived Series Belleglade; Arrived Series Ameris; Arrived Series Metcalf; Arrived Series Scarlett; Arrived Series Tully; Arrived Series Tyrell; Arrived Series Wasilla; Arrived Series Adela; Arrived Series Fortress; Arrived Series Arbolado; Arrived Series Lilinoe; Arrived Series Cyrus; Arrived Series Targaryen; Arrived Series Tilly; Arrived Series Vega; Arrived Series Blair; Arrived Series Evie; Arrived Series Briarmanor; Arrived Series Fizzy; Arrived Series Gerardo; Arrived Series Hendricks; Arrived Series Nathan; Arrived Series Stonemill; Arrived Series Terrien; Arrived Series Whippoorwill; Arrived Series Windgate; Arrived Series Wyndsong; Arrived Series Ashland; Arrived Series Galleta; Arrived Series Chesterton; Arrived Series Marilyn; Arrived Series Monroe; Arrived Series Poshington; Arrived Series Raider; Arrived Series Sandpiper; Arrived Series Wendover; Arrived Series Wesley; Arrived Series Wildcat

(Title of each class of securities issued pursuant to Regulation A)
1
ITEM 9. OTHER EVENTS
Declaration of Dividend
On October 23, 2025, Arrived Homes 5, LLC (“Arrived”) announced to shareholders that it will be paying dividends per membership interest in the amounts corresponding to the relevant series as listed in the chart below. Each dividend is payable to shareholders of record in the relevant series on October 24, 2025 and is expected to be paid on October 24, 2025. Settlement of the funds may take up to five (5) business days following the payment date. Shareholders will be issued a Form 1099-DIV following the end of Arrived’s fiscal year and should consult their tax advisors regarding any tax consequences regarding the investment and any dividends received. For any additional information regarding the membership interests discussed herein, shareholders should refer to the Offering Circular available on the SEC’s website dated October 3, 2025 (“Offering Circular”).

Series of Arrived Homes 5, LLC	Dividend Amount per Share
Clark	$ 0.033
Lois	$ 0.045
Goldfinger	$ 0.022
Sambino	$ 0.048
Pumpkin	$ 0.047
Troncos	$ 0.040
Alex	$ 0.029
Liam	$ 0.045
Lenka	$ 0.050
Camphor	$ 0.038
Sinalda	$ 0.033
Adler	$ 0.032
Belleglade	$ 0.043
Ameris	$ 0.044
Metcalf	$ 0.036
Scarlett	$ 0.027
Tully	$ 0.029
Tyrell	$ 0.041
Wasilla	$ 0.041
Adela	$ 0.035
Fortress	$ 0.034
Arbolado	$ 0.029
Lilinoe	$ 0.035
Cyrus	$ 0.023
Targaryen	$ 0.040
Tilly	$ 0.024
Vega	$ 0.031
Evie	$ 0.052
Briarmanor	$ 0.033
Fizzy	$ 0.032
Gerardo	$ 0.035
Hendricks	$ 0.031
Stonemill	$ 0.030
Whippoorwill	$ 0.049
Windgate	$ 0.034
Wyndsong	$ 0.030
Ashland	$ 0.035
Marilyn	$ 0.032
Poshington	$ 0.027
Raider	$ 0.038
Wendover	$ 0.030
Wildcat	$ 0.036

Safe Harbor Statement
The information contained in this Current Report on Form 1-U includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Arrived platform (defined in the Offering Circular); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
The forward-looking statements contained in this Current Report on Form 1-U are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.
All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in the Offering Circular under the headings “Summary – Summary Risk Factors” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Current Report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 23, 2025.

ARRIVED HOMES 5, LLC

By:	Arrived Fund Manager, LLC, its managing member

By:	/s/ Ryan Frazier
Name: Ryan Frazier
Title: Chief Executive Officer